NEWS RELEASE

EMX Executes Agreement to Sell the Mo-i-Rana VMS Belt in Norway

Vancouver, British Columbia, February 17, 2022 (NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce the execution of an agreement on February 14, 2022 to sell its Mo-i-Rana volcanogenic massive sulfide ("VMS") project in Norway (the "Project") to Mahvie Minerals AB ("Mahvie"), a private Swedish Company. In return for the transfer of the Project to Mahvie, the agreement provides EMX with a 9.9% equity interest in Mahvie, annual advance royalty payments, 2.5% Net Smelter Return ("NSR") royalty interests, work commitments, and other considerations. In conjunction with the Mo-i-Rana transaction, Mahvie intends to establish a public listing on one of the Nordic exchanges. This is anticipated sometime in Q2, 2022.

The Mo-i-Rana VMS belt was acquired by EMX in 2021 (see EMX News Release dated April 6, 2021). This VMS belt is situated in central Norway and contains numerous polymetallic (zinc-lead-copper-silver-gold) occurrences and historical mines (see Figures 1 and 2). Over 200 mines and prospects with VMS and carbonate replacement ("CRD") styles of mineralization are located within the Mo-i-Rana project area, including ten former producing mines.

EMX and Mahvie will work together to explore the Project, where considerable exploration upside exists at many of the historical occurrences and mines. Much of the historical exploration work was done at a time when VMS models were only poorly understood and only limited portions of the nine individual VMS horizons that exist in the belt have been tested to date. Additionally, most historical drilling was shallow (i.e., less than 100 meters) and clustered around the historical mine workings. EMX and Mahvie will apply modern exploration methods and deposit models to seek additional discoveries in the belt.

Commercial Terms Overview. Via an arm's length transaction, Mahvie will acquire a 100% interest in the EMX subsidiary company that controls the Project, subject to the following terms:

  Upon closing, EMX will receive 75,000 Norwegian Krone (approximately US$8,500 at current exchange rates) in cash and 9.9% of the issued and outstanding shares of Mahvie Minerals AB.

  EMX will receive a 2.5% NSR royalty interest in the Project. On the sixth anniversary after closing, Mahvie has the option to purchase 0.5% of the NSR on the Project by paying EMX US$1,500,000.

  EMX will receive annual advance royalty ("AAR") payments of US$25,000 for the Project commencing on the third anniversary of the closing, with the AAR payment increasing by US$5,000 per year until reaching US$100,000.

  A financial instrument will be put in place that allows EMX to maintain its 9.9% interest in Mahvie until a total of 25,000,000 Swedish Kronor (approximately US$2.7 million at current exchange rates) has been raised by Mahvie.

  A payment of US$500,000, payable in cash or shares of Mahvie, will be made to EMX upon the completion of a Prefeasibility or Feasibility study.

  To maintain its interest in the Project, Mahvie will also: (i) spend a minimum of US$200,000 on the Project by the first anniversary of the agreement and (ii) spend aggregate of US$1,000,000 by the third anniversary of the agreement or complete a minimum of 2,000 meters of drilling on the Project.

Mo-i-Rana VMS Belt. VMS and CRD style polymetallic deposits are developed in the Rana-Hemmes metallogenic region of Norway, which is also host to the prolific Rana Gruber iron mines as well as the nearby Bleikvassli Zn-Pb-Cu-Ag deposit, an EMX royalty property (see Figure 1). This metallogenic area represents a tectonically displaced continuation of the Cambrian-Ordovician VMS belts in northeastern North America, which includes the Buchans and Bathurst VMS camps in eastern Canada, and also the Avoca VMS district in Ireland. As such, this represents one of the more prolific VMS belts in the world in terms of total production from its various mining districts, albeit now tectonically displaced and occurring along opposite sides of the Atlantic Ocean.

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The most notable historical producer within the Project area is the Mofjell Mine (the core of which remains covered by state-owned mining licenses) which produced 4.35 million tonnes at 3.61% Zn, 0.71% Pb, and 0.31% Cu from 1928-19871. The deposit consists of three rod-shaped elongate VMS lenses, approximately 100 meters wide that extend for lengths of up to 2.8 kilometers. Just prior to mine closure, high gold and silver grades were discovered as disseminations in wall rocks within the historical mine workings (such as 2.8 meters averaging 3.88 g/t gold and 44.3 g/t silver in underground drill hole DD1313 and 3.7 meters averaging 2.30 g/t gold and 75.7 g/t silver in underground drill hole DD781A; true widths unknown2) but were never followed up3. This underscores the potential for additional discoveries of precious-metal enriched zones of mineralization in the belt.

In 2008, a partnership between industry, the Norwegian Geological Survey (NGU) and the local county administration was formed to investigate additional potential in the Mo-i-Rana belt. This effort generated high resolution airborne geophysical data sets, as well as district scale mapping and geochemical sampling campaigns carried out by the NGU. These represent key data sets that EMX and Mahvie intend to utilize for further advancement of the Project.

More information on the Project can be found at www.EMXroyalty.com.

Comments on Sampling, Assaying and Adjacent Properties. Samples and geochemical assays mentioned in this news release are reported by Norwegian Geologic Survey. EMX has not performed sufficient work to verify the Project's historical drill results or production data, but considers this information as reliable and relevant based upon the Company's reviews of data from multiple independent sources. Additional drilling and sampling would be required to confirm these results.

The Mofjell Mine and other nearby mines and deposits discussed in this news release provide context for EMX's Project, which occurs in a similar geologic setting, but this is not necessarily indicative that the Company's Project hosts similar mineralization.

Dr. Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

About EMX. EMX is a precious, base and battery metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and the TSX Venture Exchange under the symbol EMX, as well as on the Frankfurt Exchange under the symbol "6E9". Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole President and Chief Executive Officer Phone: (303) 973-8585 Dave@emxroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@emxroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

1 Bjerkgård, et. al (2013). The Mofjell Project: Summary and conclusions. NGU (Norwegian Geological Survey) Report 2013.048.

2 Bergverkselskapet Nord-Norge A/S, 1987. As Reported by Directorate of Mining Norway. The historical drilling was completed by  Bergverkselskapet Nord-Norge A/S, 1987 and archived by the NGU. EMX believes these results to be reliable and relevant.

3 Bjerkgård, et al (2001). Ore Potential with emphasis on gold in the Mofjellet deposit, Rana, Nordland, Norway. NGU Report 2001.050.

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Forward-Looking Statements

This news release may contain "forward-looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserve and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended September 30, 2021 and the year ended December 31, 2020 (the "MD&A"), and the most recently filed Revised Annual Information Form (the "AIF") for the year ended December 31, 2020, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

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Figure 1. Location map for the Mo-i-Rana VMS belt in Norway.

EMX ROYALTY CORP
THE ROYALTY GENERATOR
Date: Jan 2022
Mo-i-Rana Belt
Rana Gruber
Bleikvassli
Røros VMS District
Finland
Norway
Sweden
N
0 150 300 km
EMX Mo-i-Rana Belt
Iron Mine
EMX Available Project
EMX Royalty Property
Caledonian Metallogenic Belt

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 Tel: (604) 688-6390 Fax: (604) 688-1157

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Figure 2: Geology, Mineral Occurrences and Historic Mines in the Mo-i-Rana VMS belt

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 Tel: (604) 688-6390 Fax: (604) 688-1157

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